EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 for the registration of 250,000 shares of common stock under the FTI Consulting, Inc. Employee Stock Purchase Plan, as amended, of our reports dated March 9, 2005, with respect to the consolidated financial statements and schedules of FTI Consulting, Inc. and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2004, FTI Consulting Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of FTI Consulting, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

May 18, 2005